Via Facsimile and U.S. Mail
Mail Stop 6010

September 26, 2006

Mr. YanBiao Bai
Chairman, Chief Executive Officer and President
Cybrdi, Inc.
401 Rosemont Avenue
Frederick, MD 21701

Re: Cybrdi, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
Form 10-Q for the Quarterly Period Ended June 30, 2006
File No. 000-09081

Dear Mr. Bai:

We have reviewed your Form 10-K and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should amend your Form 10-K and file your Forms 10-Q in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Selected Financial Information, page 11

1. Please provide the quarterly information required by Item 302 of Regulation S-K.

Item 8. Financial Statements, page 18

Report of Independent Registered Public Accounting Firm, page F-1

2. Please provide a report that opines on the year ended December 31, 2003, as this report now appears to only opine on the years ended December 31, 2005 and 2004.

Consolidated Financial Statements, page F-1

Consolidated Statements of Income and Comprehensive Income, page F-3

3. Please clarify your disclosure that the amounts of weighted average shares outstanding had been "restated to show the recapitalization", as the amounts for 2003 and 2004 do not appear to include the shares in the reverse acquisition with Cybrdi Maryland that occurred in 2005. Please clarify for us why this is appropriate or restate your financial statements and related disclosures to include these shares in the 2003 and 2004 amounts.

Notes to the Consolidated Financial Statements, page F-6

1. Organization and Principal Activities, page F-6

4. Please disclose how you accounted for the acquisition of an 80% interest of Chaoying Biotech. As you acquired it through the exchange of 99% of your shares to the existing shareholders of Chaoying Biotech, please address whether it was treated as a reverse acquisition. If you instead accounted for it as a business combination under SFAS 141, please provide the relevant disclosures required by its paragraphs 51 through 57.

10. Government Grant, page F-13

5. Please disclose your policy for recognizing the proceeds of government grants, including how you determine when you have satisfied any conditions of the grant and the period over which the proceeds should be recognized.

Forms 10-Q for the Quarterly Periods Ended March 31, 2006 and June 30, 2006

6. Please file the Forms 10-Q for the quarterly periods ended March 31 and June 30, 2006, file Forms 12b-25 for the Forms 10-Q or tell us why you do not need to file these Forms.

* * * *

As appropriate, please amend your Form 10-K, file your Forms 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659, or Oscar Young, Senior Accountant, at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant